Exhibit 99.3
CONFIDENTIAL DOCUMENT
Title: Continuing to Provide Choice — Announcing Our Intent to Acquire 3PAR
Today I am excited to announce Dell’s intent to acquire 3PAR, a leading provider of agile and efficient virtualization-optimized storage arrays. This acquisition complements our existing disk storage products in our EqualLogic, PowerVault and Dell/EMC families. It will provide even more choice for our customers and enhance our already robust storage solution portfolio by providing new capabilities.
If you’ve been following Dell over the course of the year, you’ve noticed the attention we have focused on providing solutions designed to help customers address their data management challenges.
We’ve heard you tell us that you are looking for better ways to optimize data management, wherever it resides or is needed — from the handheld to the cloud. It is with these needs in mind that we talked about solutions for the ‘Virtual Era’ in March, then continued in June with the delivery of new Enterprise solutions and followed again in July with the announcements of our acquisitions of Scalent to help simplify datacenter management and Ocarina Networks for storage optimization.
3PAR is important because they provide a powerful and flexible virtualized storage platform that is easy to use and highly efficient. Its scale-out architecture is tailor-made for public and private cloud computing, empowering organizations to treat storage as a utility. You can learn more about the benefits this platform can bring in this blog.
This acquisition is an extension of our philosophy of providing open, capable and affordable solutions and the next phase in bringing to reality our vision of how intelligently managing data can benefit our customers. I hope you’re as thrilled as we are about the opportunities that the addition of 3PAR as another choice for storage from Dell brings to helping you realize a more efficient enterprise.
Note: This acquisition remains subject to customary closing conditions.
          The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.